UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number: 001-40155

Cosan S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

COSAN S.A.

CNPJ No. 50.746.577/0001-15

NIRE 35.300.177.045

Publicly Held Company

CVM Code 19836

MATERIAL FACT

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or the “Company”), pursuant to CVM Resolution No. 44 and Article 157, paragraph 4, of Brazilian Law No. 6,404/76, and further to the Material Facts disclosed on February 23, 2026 and March 5, 2026, hereby informs its shareholders and the market in general that, on this date, the documentation in connection with the secondary public offering of common shares issued by Compass Gás e Energia S.A. (“Compass” and the “Shares”, respectively) and held by the Company and the other selling shareholders identified in the Preliminary Brazilian Prospectus, was disclosed. The offering will be carried out in Brazil, in the unorganized over-the-counter market, pursuant to CVM Resolution No. 160 (the “Offering”).

Within the context of the Offering, Cosan may dispose of Shares representing approximately 15% of the share capital of Compass, considering the placement of the Shares included in the base offering, any additional tranche and any supplementary tranche, as applicable. The effective number of shares held by Cosan to be sold will be determined through the Bookbuilding Procedure.

The price per Share will be determined on the pricing date of the Offering, based on the outcome of the bookbuilding procedure.

In order to enable the Company’s participation in the Offering as a selling shareholder, the partial and disproportionate spin-off of Cosan Dez Participações S.A. (“Cosan Dez”) was also completed on this date, with the transfer of the spun-off net equity to Compass. As a result of the transaction, Compass issued 142,838,019 new common shares in favor of the Company, corresponding to approximately 20% of Compass’s share capital, a stake that had previously been indirectly held by the Company through Cosan Dez. Accordingly, the Company now directly holds a 20% equity interest in Compass, with no change to the Company’s share capital or shareholders’ equity.

The Company and Compass will keep the market duly informed of any developments relating to the matters described herein.

This Material Fact is disclosed for informational purposes only, pursuant to applicable regulation, and does not constitute an offer to sell or a solicitation of an offer to purchase any of the Shares. No securities issued by the Company or by Compass may be offered or sold in the United States of America unless such securities are registered or exempt from registration under the U.S. Securities Act of 1933, as amended, or any other applicable securities laws. This Material Fact also does not constitute an offer to sell or a solicitation of an offer to purchase any securities, in Brazil or abroad, including in the United States or in any other jurisdiction. The Offering and the Shares will not be registered with any securities regulatory authority of any jurisdiction other than Brazil, solely with the CVM and ANBIMA. Furthermore, under no circumstances should this Material Fact be considered and/or construed as, nor does it constitute, an investment recommendation or an offer to sell or the solicitation of an offer to buy any securities issued by the Company or by Compass.

São Paulo, April 27, 2026

 Rafael Bergman

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 27, 2026

COSAN S.A.
By:	/s/ Rafael Bergman
Name: Rafael Bergman
Title: Chief Financial Officer